SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Eloxx Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

29014R103
(CUSIP Number)
Kate Inman
General Counsel, Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)
December 19, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29014R103	Schedule 13D	PAGE 2 of 5

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,306,821*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,306,821*
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,306,821*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%
14	TYPE OF REPORTING PERSON CO

*
The 1,306,821 shares are comprised of (i) 794,692 shares of common stock, and (ii) warrants to purchase an aggregate of 17,003 shares of common stock which are exercisable within 60 days from the date hereof, and (iii) 495,126 shares received in connection with the Merger described below, after taking into account a 1 for 20 reverse stock split.

CUSIP No. 29014R103	Schedule 13D	PAGE 3 of 5

This Amendment No. 3 (the “Amendment”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”), and relates to the common stock, $0.01 par value per share (the “Shares”), of Eloxx Pharmaceuticals, Inc. (previously, Sevion Therapeutics, Inc., “Sevion”) (the “Issuer”). This Amendment amends and supplements the initial statement on Schedule 13D filed by OPKO with the SEC on August 4, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on August 14, 2017, and as further amended by Amendment No. 2 to the Schedule 13D filed on November 14, 2017 (collectively, the “Original Schedule 13D”). As a result of the transactions disclosed herein, OPKO beneficially owns less than 5% of the outstanding Shares of the Issuer. Consequently, this Amendment constitutes the final amendment to the Original Schedule 13D and an exit filing for OPKO. Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 1.	Security and Issuer.
Item 1 is hereby amended to add the following:
The Issuer changed its name from Sevion Therapeutics, Inc. to Eloxx Pharmaceuticals, Inc. on December 19, 2017 in connection with the Merger described below.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
On May 31, 2017, Sevion, Sevion Sub Ltd., an Israeli company (“Acquisition Sub”), which is a wholly-owned subsidiary of Sevion, and Eloxx Pharmaceuticals Ltd., an Israeli company (“Eloxx”), entered into an Agreement, as amended (the “Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Agreement, Acquisition Sub was to merge with and into Eloxx, with Eloxx as the surviving corporation and a wholly-owned subsidiary of Sevion (the “Merger”). The Merger was effective as of December 19, 2017, at which time all of the issued and outstanding ordinary and preferred shares of Eloxx stock were converted, on a pro rata basis, into the right to receive an aggregate of 20,316,656 shares of Sevion’s common stock, after giving effect to the 1-for-20 reverse stock split, which was effective on December 19, 2017. All share amounts contained herein reflect such reverse stock split. In connection with the Merger, OPKO received approximately 495,126 Shares of the Issuer (the “Merger Shares”). The Agreement was filed as an exhibit to the Issuer’s Current Report on Form 8-K on June 6, 2017.

ITEM 4.	Purpose of the Transaction.
Item 4 is hereby amended to add the following:
OPKO acquired approximately 495,126 Shares as part of the Merger consideration

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

(a)
OPKO is the direct beneficial owner of 1,306,821 Shares, comprised of (i) 794,692 shares of common stock, and (ii) warrants to purchase an aggregate of 17,003 shares of common stock which are exercisable within 60 days from the date hereof, and (iii) 495,126 shares of common stock received in connection with the Merger, totaling approximately 4.7% of the Issuer’s issued and outstanding Shares as of December 19,

CUSIP No. 29014R103	Schedule 13D	PAGE 4 of 5

2017, based on approximately 27,600,000 outstanding on December 19, 2017 as reported by the Issuer to OPKO.

(b)	OPKO has the sole power to vote and dispose of the 1,306,821 Shares of common stock and common stock equivalents owned by it.

(c)	On December 19, 2017, OPKO received approximately 495,126 Shares in connection with the Merger.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by OPKO.

(e)	Effective December 19, 2017, OPKO ceased to be the beneficial owner of more than five percent of the Issuer’s Shares.

CUSIP No. 29014R103	Schedule 13D	PAGE 5 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: December 27, 2017	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary